Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Fourth Quarter and Full Year 2024 Results

•	Clinical data presented at SITC 2024 supports further development of COM701, potential first-in-class anti-PVRIG antibody

•	On track to initiate a randomized adaptive platform trial of COM701 maintenance therapy in patients with platinum sensitive ovarian cancer, scheduled to start in Q2 2025

•	The first patient was dosed in Q1 2025 in the first in human Phase 1 solid tumor trial of GS-0321 (previously COM503), a potential first-in-class anti-IL18BP antibody licensed to Gilead

•
Partner AstraZeneca reported promising rilvegostomig data in 2024, expanded the rilvegostomig program to seven Phase 3 trials across lung and gastrointestinal cancers and plans to share early data for rilvegostomig in combination with their ADCs in 2025

•	Solid financial position with cash runway expected to fund operations into 2027

HOLON, ISRAEL, March 4, 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today reported financial results for the fourth quarter and full year 2024 and provided a corporate update.

“I believe Compugen is well-positioned for growth, building on significant progress made in 2024 together with a diverse and innovative pipeline and with a strong focus on execution in 2025,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “The clinical data we presented at SITC 2024, consistent with previous data, support advancing our potential first-in-class anti-PVRIG, COM701, to be evaluated as a maintenance treatment option for patients with platinum sensitive ovarian cancer. We are on track to initiate an adaptive platform trial, which is scheduled to start with a randomized placebo controlled sub-trial evaluating single agent COM701 therapy in Q2 2025. This development path is supported by a strong clinical and biological rationale and has the potential to open the door to advance COM701 as a single agent and as a backbone to future drug combinations.”

Dr. Cohen-Dayag continued, “We are also encouraged by the promising rilvegostomig data presented by our partner, AstraZeneca, in 2024. Rilvegostomig is a PD-1/TIGIT bispecific antibody, the TIGIT component of which is derived from COM902. AstraZeneca is running seven Phase 3 trials with rilvegostomig across lung and gastrointestinal cancers and plans to share early data for rilvegostomig in combination with their ADCs in 2025. AstraZeneca’s broad development strategy for rilvegostomig to replace existing PD-1/PD-L1 inhibitors represents a significant potential revenue source for Compugen as we may be eligible for both future milestone payments and mid-single digit tiered royalties on future sales.

Dr. Cohen-Dayag added, “Our solid financial position with a cash runway expected to fund our operations into 2027 allows us to advance our innovative clinical and early-stage pipeline. This includes advancing the Phase 1 trial of GS-0321, a potential first-in-class anti-IL18BP licensed to Gilead, for which we received a $30 million milestone payment for achieving IND clearance in 2024. Additionally, it enables us to continue to leverage our AI/ML powered predictive computational discovery platform, UnigenTM, to accelerate our research efforts supporting our early pipeline. Our Unigen platform is validated by our multiple potential first-in-class and potential best-in-class clinical programs, as well as our partnerships with AstraZeneca and Gilead.”

Next Planned Milestones

•	Q2 2025 – initiation of a randomized adaptive platform trial comparing COM701 maintenance therapy to placebo in total of 60 patients with relapsed platinum sensitive ovarian cancer
•	2025 – Compugen’s partner, AstraZeneca, plans to share early data for rilvegostomig in combination with their ADCs
•	H2 2026 – data from projected interim analysis of single agent COM701 sub-trial 1 as maintenance therapy in relapsed platinum sensitive ovarian cancer

Fourth Quarter and Full Year 2024 Financial Highlights

Cash: As of December 31, 2024, Compugen had approximately $103.3 million in cash, cash equivalents, short-term bank deposits and investment in marketable securities. The cash balance at the end of 2024 includes the receipt of the upfront payment of $60 million from Gilead for the licensing of GS-0321, the $30 million milestone payment from Gilead for IND clearance (both subject to a 15% withholding tax) and the $15 million milestone payments from AstraZeneca on dosing of the first patient in the first and second major indications for rilvegostomig Phase 3 trials.

In January and February 2025, subsequent to the financial results for the year ended December 31, 2024, a total of approximately 3.96 million shares were sold through the Company’s ATM facility contributing net proceeds of approximately $8.87 million (net of $274 thousand commission issuance expenses).

Compugen expects that its current cash will be sufficient to fund its operating plans into 2027. The Company has no debt.

Revenues: Compugen reported approximately $1.5 million in revenues for the fourth quarter of 2024 and $27.9 million in revenues for the year ended December 31, 2024, compared to approximately $33.5 million in revenues for each of the comparable periods in 2023. The revenues for 2024 include the portion of the upfront payment and the IND milestone payment from the license agreement with Gilead and the $5 million clinical milestone payment from AstraZeneca, while the revenues for 2023 reflect the portion of the upfront payment from the license agreement with Gilead allocated to the license and the previous clinical milestone from the license agreement with AstraZeneca in the amount of $10 million.

Cost of Revenues for the fourth quarter and year ended December 31, 2024, were approximately $0.7 million and $7.9 million, respectively, compared with approximately $2.0 million for both comparable periods in 2023. Cost of revenues for 2024 represents the cost of IND and Phase 1 activities and royalty payments in connection with Compugen’s revenues, offset by royalty reversal in 2024 due to exemption received from the Israeli Innovation Authority from the requirement to pay royalties on income derived from sales associated with products related to IL-18BP, while cost of revenues for 2023 represents milestone and royalty payments in connection with our revenues.

R&D expenses for the fourth quarter and year ended December 31, 2024, decreased to approximately $5.9 million, and $24.8 million, respectively, compared with approximately $10.9 million and $34.5 million for the comparable periods in 2023, respectively. The decrease in 2024 was mainly due to the classification of expenses related to GS-0321 to cost of revenues and to lower CMC and IND enabling activities related to GS-0321, partially offset by an increase in clinical expenses.

G&A expenses for the fourth quarter and year ended December 31, 2024, were approximately $2.2 million and $9.4 million, respectively, compared with approximately $2.5 million and $9.7 million for the comparable periods in 2023, respectively.

Net Income / Loss: During the fourth quarter of 2024, Compugen reported a net loss of approximately $6.1 million, or approximately 7 cents per basic and diluted share, compared to a net income of approximately $9.7 million, or approximately 11 cents per basic and diluted share in the comparable period of 2023. Net loss for the year ended December 31, 2024, was approximately $14.2 million, or approximately 16 cents per basic and diluted share, compared with a net loss of approximately $18.8 million, or approximately 21 cents per basic and diluted share in the comparable period in 2023.

Full financial tables are included below.

Conference Call and Webcast Information
The Company will hold a conference call today, March 4, 2025, at 8:30 AM ET to review its fourth quarter and full year 2024 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery platform (UnigenTM) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which is in Phase 1 development is licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement To be updated
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statement regarding our expectations regarding the advancements of COM701 as a single agent and as a backbone to future drug combinations; statements regarding the initiation of a randomized adaptive platform trial comparing COM701 maintenance therapy to placebo in total of 60 patients with relapsed platinum sensitive ovarian cancer as well as the timing of any interim results from such sub-trial; statements regarding the timing of any data announcement by AstraZeneca regarding the combination of rilvegostomig with their ADCs; statements to the effect that our cash and cash-related balances will be sufficient to fund our operating plans into 2027; and statements that our cash position will enable us to continue to leverage our AI/ML powered predictive computational discovery platform, Unigen, to accelerate our research efforts supporting our early pipeline. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Year Ended,
	December 31,		December 31,
	2024	2023	2024	2023
	Unaudited	Unaudited

Revenues	1,471	33,459	27,864	33,459
Cost of revenues	675	2,004	7,930	2,004
Gross profit	796	31,455	19,934	31,455

Operating expenses
Research and development expenses	5,911	10,928	24,810	34,472
Marketing and business development expenses	167	61	576	244
General and administrative expenses	2,201	2,482	9,439	9,731
Total operating expenses	8,279	13,471	34,825	44,447

Operating profit (loss)	(7,483)	17,984	(14,891)	(12,992)
Financial and other income, net	1,370	735	5,182	3,208
Profit (loss) before taxes on income	(6,113)	18,719	(9,709)	(9,784)
Tax expense	4	9,006	4,522	8,970
Net profit (loss)	(6,117)	9,713	(14,231)	(18,754)

Basic and diluted net earnings (loss) per ordinary share	(0.07)	0.11	(0.16)	(0.21)
Weighted average number of ordinary shares used in computing basic and diluted net earnings (loss) per share	89,538,891	88,415,382	89,528,031	87,633,298

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,	December 31,
	2024	2023

ASSETS

Current assets
Cash and cash equivalents	18,229	13,890
Restricted cash	-	365
Short-term bank deposits	61,397	25,053
Investment in marketable securities	23,629	11,742
Trade receivables	-	61,000
Other accounts receivable and prepaid expenses	2,742	2,529
Total current assets	105,997	114,579

Non-current assets
Restricted long-term bank deposit	343	-
Long-term prepaid expenses	1,888	1,233
Severance pay fund	3,072	2,977
Operating lease right to use asset	2,843	1,329
Property and equipment, net	852	1,216
Total non-current assets	8,998	6,755

Total assets	114,995	121,334

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	10,080	14,485
Short-term deferred revenues	9,632	11,149
Current maturity of operating lease liability	448	632
Total current liabilities	20,160	26,266

Non-current liabilities
Long-term deferred revenues	34,045	25,392
Long-term operating lease liability	2,464	719
Accrued severance pay	3,412	3,398
Total non-current liabilities	39,921	29,509

Total shareholders' equity	54,914	65,559

Total liabilities and shareholders' equity	114,995	121,334